Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen Expands Board of Directors

Key Points

•                  Two new independent non-executive directors added to Board with complimentary skill-sets

•                  Dr Mal Eutick, OAM appointed independent non-executive Chairman

Brisbane, Australia.  4 March 2008: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced the appointment of John Lee and Robert Williamson to the Company’s Board as independent non-executive directors following an extensive search as previously announced, further the Board appoint Dr Mal Eutick as independent non-executive Chairman. Mr Stephen Chang becomes a non-executive director.

These additions and changes strengthen and focus the Board’s expertise as Progen embarks on its next stage of growth with the continued development and commercialization of PI-88 and the recently acquired epigenetics platform (the CellGate acquisition).

A summary of the recent appointees to the Board follow:

•                  Mr John Lee. Independent non-executive director. Investor relations expert, Australian and US management and Board experience, including directorships with several other biotech companies.

•                  Mr Robert Williamson. Independent non-executive director. Considerable US biotechnology experience in the areas of business, finance and drug development.

Dr Mal Eutick, currently an independent non-executive director becomes Chairman with the stepping down of Stephen Chang as previously announced. Dr Eutick has extensive Board experience in the healthcare industry and development of pharmaceutical businesses including founding Phebra (formerly Pharmalab), a critical medicine drug company.

“John Lee’s considerable knowledge of global financial markets will be invaluable to Progen,” said Progen’s newly appointed Chairman, Dr Mal Eutick. “Over the years, he has developed deep relationships in the financial and investor community, which will enhance shareholder value and importantly communication with shareholders.”

“Robert’s significant US management and development experience in the biotechnology industry combined with strong ties with US venture capitalists and general investors will be critical to our future growth strategy,” said Progen’s CEO, Justus Homburg. “He has been involved in various aspects of the biotech business, including playing a key role in our acquisition of CellGate, and we look forward to utilizing his expertise for our continued corporate development.”

Mr Homburg added, “With such a suitably qualified and experienced Board I am even more excited about the Company’s future prospects of becoming a globally competitive biotechnology company centred on our lead compound PI-88, supplemented by the new very exciting portfolio of compounds acquired through the Cellgate acquisition which are all in early stages of clinical and preclinical development.”

Further details on the qualifications and experience on the three board appointments follow:

Mr John Lee

Mr Lee founded Stockholder Relations, an Australian-based management consultancy specializing in corporate advisory, investor relations and corporate governance, in 1987. He has considerable experience in providing strategic and operational advice to companies in their dealings with institutional investors, stockbrokers, shareholders, financiers, and the financial media.

Currently, Mr Lee is a non-executive Chairman of Portland Orthopedics Limited (ASX:PLD), developer, manufacturer and distributor of a range of reconstructive orthopaedic devices; non-executive Chairman of Milvella Limited, a medical device company focused on the development and delivery of single-use surgical devices that optimize the results of intraocular procedures; and a non-executive director of TMG International Pty Ltd, which provides specialist consulting services and technologies to the rail industry.

Mr Robert Williamson

Mr Williamson is the founder of LaSalle Venture Advisors, a US-based consultancy serving venture-backed and public life science companies and their investors on strategic and operational issues, including licensing, partnerships, financing and M&A. He currently serves as a non-executive director of Pharmasset Inc. (NASDAQ: VRUS), an anti-viral therapeutics company.

From 2004 to 2006, Mr Williamson served as President and CEO of Arriva Pharmaceuticals, Inc., a privately-held clinical stage respiratory and dermatological therapeutic company and helped the company raise $27 million in venture capital. Previously, Mr Williamson was President and Chief Operating Officer of EOS Biotechnology, Inc., a therapeutic antibody and genomics company, where he was responsible for operations, business development and finances, and was instrumental in the company’s sale to Protein Design Labs, now known as PDL BioPharma (NASDAQ: PDLI). Prior to this, Mr Williamson was President and Chief Operating Officer of DoubleTwist, Inc. (formerly Pangea Systems), a genomics start-up, where he helped the company expand its business model to include genomics content, informatics services and software.  Mr Williamson began his career at The Boston Consulting Group, Inc., a global business consulting firm, where he was named a Partner, and led the firm’s west coast health care practice.

Dr Mal Eutick, OAM

Dr Eutick has 25 years experience in the medical and pharmaceutical industry including with companies such as Pfizer and Pharmacia.

In 1993, Dr Eutick founded the highly successful critical medicine pharmaceutical company, Phebra (formerly Pharmalab). He acquired TUTA Healthcare in 2000 from a Japanese multinational and recently coordinated its acquisition by safety medical and collections solutions company BMDI International (ASX:BMI) in February 2008.

Dr Eutick was awarded the Medal of the Order of Australia for Services to Biotechnology in 1995, for the development and later sale of the highly successful BioQuest Group.

He was Vice President of the Australian Museum for eight years with specific focus on the growth of its scientific and consulting business, and has served on the Progen Board as non-executive director since 1999, prior to his most recent appointment as the Company’s independent non-executive Chairman.

Dr Eutick is also currently Chairman of TUTA Healthcare International and a Board Member of Ceylinco-TUTA, distributors of medicines and medical devices in the Indian and Asian sub continents.

Progen Information: Linton Burns Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: lintonb@progen-pharma.com	Media and Investor Relations Australia: Cindy Ingram Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: cindyi@progen-pharma.com
Media Relations USA: Robert D. Stanislaro Financial Dynamics T: 212-850-5657 E: robert.stanislaro@fd.com	Investor Relations USA: Evan Smith Financial Dynamics T: 212-850-5606 E: evan.smith@fd.com